SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	October	2007
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report, dated October 26, 2007

This report on Form 6-K is incorporated by reference into all of the Registrant's outstanding registration statements on Form F-2, F-3, F-10 and S-8 that have been filed with the Securities and Exchange Commission.

DOCUMENT 1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Crystallex International Corporation (“Crystallex” or the “Company”)
18 King St. East, Suite 1210
Toronto, Ontario
M5C 1C4

Item 2	Date of Material Change

October 19, 2007

Item 3	News Release

A news release was issued under section 7.1 of National Instrument 51-102 and transmitted by Marketwire on October 19, 2007.

Item 4	Summary of Material Change

Crystallex reported that it will correct the accounting for interest costs in the US GAAP reconciliation note to the 2006 and 2005 financial statements and accordingly, until refiled, the US GAAP financial statements should no longer be relied upon. The reported financial results, financial position and cash flows under Canadian GAAP will not change.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Crystallex reported that it will restate one note in its previously reported financial statements to correct the accounting for interest costs in the US GAAP reconciliation note to the 2006 and 2005 financial statements and accordingly, until refiled, the US GAAP financial statements should no longer be relied upon. The Company anticipates filing restated financial statements covering those periods shortly. The reported financial results, financial position and cash flows under Canadian GAAP will not change.

Under US GAAP, interest costs are required to be capitalized to mineral properties which are under development, although these costs were appropriately expensed as an accounting policy alternative under Canadian GAAP. The Company had originally treated the interest costs in an identical way for both Canadian and US GAAP purposes by recording the amount as an expense in the 2006 and 2005 which were audited without qualification by the Company's predecessor auditors. Accordingly, the net book value of "Property, plant and equipment" in the US GAAP reconciliation note will increase in 2006 and 2005 with corresponding reductions in "Loss from operations" for those years under US GAAP.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Neither subsection 7.1(2) nor (3) is being relied upon.

Item 7	Omitted Information

No Information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Gordon Thompson
President and Chief Executive Officer
Telephone: 416.777.7329

Item 9	Date of Report

October 26, 2007

CRYSTALLEX INTERNATIONAL
CORPORATION

Gordon Thompson
Gordon Thompson
President and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	October 29, 2007	By:	/s/ Robert Crombie
			Name:	Robert Crombie
			Title:	Senior Vice President, Corporate Development